(logo) Fidelity Investments®	Fidelity Pricing & Cash Management Services 245 Summer Street Boston, MA 02210–1129 617–563–7000 January 30, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Money Market Trust (the trust):
Retirement Government Money Market Portfolio
Retirement Money Market Portfolio (the funds)
File No. 811-02861

Ladies and Gentlemen:

On behalf of the above referenced funds, transmitted herewith for filing pursuant to Rule 14a–6(a) of Regulation 14A under the Securities Exchange Act of 1934 is a preliminary copy of the Notice, Proxy Statement, and Forms of Proxy to be sent to shareholders in connection with a Special Meeting of Shareholders of the funds to be held on May 12, 2015. Pursuant to Rule 14a–3(c), the required informational copy of each fund’s Annual Report for the fiscal period ended August 31, 2014 has been previously furnished to the commission.

We anticipate mailing definitive proxy materials to shareholders on or about March 16, 2015. In order to allow sufficient time to meet this schedule, we would greatly appreciate receiving comments (if any) from the Staff no later than February 9, 2015.

Please contact Jamie Plourde at (817) 474–7037 with any questions or comments relating to this filing.

Sincerely,

/s/ Jamie Plourde
Jamie Plourde
Legal Product Group